NEWS RELEASE
June 8, 2009
Symbol: Canada TSX.V – TVC
Frankfurt – TGP

Tournigan Signs Option Agreement on Kremnica Gold Property

Vancouver, June 8, 2009 – Tournigan Energy Ltd. (TVC:TSX-V; TGP:Frankfurt) is pleased to announce that it has signed a definitive option agreement with Ortac Resources plc of London, England, whereby Ortac may acquire in four stages up to a 100% interest in Tournigan’s Kremnica Gold project in Slovakia, a non-core asset of Tournigan. Tournigan’s focus is now solely on the development of its prospective uranium properties in Slovakia, notably the Kuriskova uranium project.

Strategic Benefits of the Option Agreement

The option agreement allows Tournigan to allocate its financial and management resources entirely on developing its core uranium properties in Slovakia.

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The overhead savings from divesting of the operatorship of the Kremnica Gold project are estimated at approximately Cdn $40,000 per month.

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Management can more aggressively pursue its primary objective of developing the company’s flagship Kuriskova uranium project through the pre-feasibility and feasibility stages.

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Tournigan is now effectively a uranium pure-play company.

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The option agreement structure will allow Tournigan shareholders to continue to participate in the upside of potential future production at Kremnica while committing minimal financial or management resources.

Option Agreement Summary

The option agreement grants Ortac the sole and exclusive right and option to acquire in four stages up to an undivided 100% right, title and interest in and to the Kremnica Gold project (20% in the first stage, 10% in the second stage, 30% in the third stage and 40% in the fourth stage).  The earn-in terms for the four option stages are as follows:

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First Option Stage: Ortac may acquire a 20% interest by completing at its sole cost an NI 43-101 compliant resource estimate and preliminary assessment on or before June 1, 2011.

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Second Option Stage: Upon completion of the First Option Stage, Ortac may acquire an additional 10% interest by delivering an extension notice and payment of US$500,000, payable in cash or publicly traded shares of Ortac, to Tournigan.

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Third Option Stage: Upon completion of the Second Option Stage, Ortac may acquire an additional 30% interest by completing at its sole cost an NI 43-101 bankable feasibility study on or before June 1, 2013.

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Fourth Option Stage: Upon completion of the Third Option Stage, Ortac may acquire the remaining 40% interest in the Kremnica Gold project for the following consideration:

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A payment to Tournigan of $15.00 per ounce of 100% of the gold equivalent (gold plus silver) resource defined as proven and probable reserve in the bankable feasibility study, payable in cash or publicly traded shares of Ortac (this payment will be net of the US$500,000 payment described in the Second Option Stage unless this stage is completed by June 1, 2011 in which case the US$500,000 will be deducted from that payment); and

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Granting to Tournigan a 2% net smelter royalty (NSR) on gold and silver production from the Kremnica Gold project (such NSR may be reduced to 1% by paying Tournigan US$1 million in cash at any time prior to the commencement of commercial production at Kremnica. The remaining 1% NSR which Tournigan retains will be payable in respect of 1 million gold ounces equivalent, after which time it will be reduced to a 0.5% NSR in respect of a further 1 million gold ounces equivalent, after which time Tournigan’s NSR will be terminated).

Following completion of the First Option Stage, Ortac and Tournigan will form a joint-venture with participating interests reflecting the earn-in at each option stage.  If Ortac decides not to proceed with the next option stage, then the participating interests in the joint-venture will remain fixed at the preceding earned-in amounts.

Ortac will take over operatorship of the Kremnica Gold project during the term of the option agreement and will maintain the underlying properties and mining licenses in good standing.

Dorian L. (Dusty) Nicol, President and CEO of Tournigan, will be appointed to the Board of Directors of Ortac.

The option agreement is still subject to approval by the TSX Venture Exchange.

About Tournigan

Tournigan is a uranium exploration and development company that has built a portfolio of highly prospective assets in Slovakia.  The Company has focused its development and obtained licences in Slovakia, a member of the European Union since 2004.  Slovakia is economically and politically stable, has excellent infrastructure and, as of January 1, 2009, has adopted the Euro currency. Tournigan is committed to safe and sustainable exploration and mine development in Slovakia.

TOURNIGAN ENERGY LTD.

“Dusty Nicol”

Dorian L. (Dusty) Nicol, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Company’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Company’s ability to control or predict. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please contact: Knox Henderson, Tournigan Energy Investor Relations, at (604) 683-8320, or visit www.tournigan.com.

Unit 1 -  15782 Marine Drive, White Rock, BC  Canada  V4B 1E6

Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com